Cincinnati Bell, Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

December 22, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re: Cincinnati Bell Inc.
Form 8-K
Date of Report: November 2, 2016
File No. 001-08519

Dear Mr. Pacho:

Set forth below is the response of Cincinnati Bell Inc. (the “Company”) to the comment we received from you on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2016, regarding the Company’s Current Report on Form 8-K, Date of Report: November 2, 2016. For your convenience, our response is preceded by the comment to which the response relates.

Comment:

EX-99.1 Reconciliation of GAAP Cash Flow to Free Cash Flow (Non-GAAP: as defined by the company)

Please revise your presentation to reconcile “Free Cash Flows” to the more comparable GAAP measure “Cash flows provided by operating activities”. In addition, with regard to your calculation of “Free Cash Flows”, refer to the guidance provided in Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP measures issued on May 17, 2016. Please comply with this comment in your next earnings release.

Response: In future filings beginning with the Company’s next earnings release, the Company confirms that it will revise its presentation to reconcile “Free Cash Flows” to the more comparable GAAP measure “Cash flows provided by operating activities.” In addition, with regards to its calculation of “Free Cash Flows,” the Company will follow the guidance provided in Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP measures issued on May 17, 2016.

Should you have any questions or comments regarding this response, please contact me directly at 513-397-6351.

Sincerely,

/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President & General Counsel